SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F              .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company Release August 20, 2007 at 16:35

UPM initiates share buyback

UPM’s Board of Directors has today decided to exercise the authorisation of the Annual General Meeting of shareholders on 27 March 2007 to buy back the Company’s own shares. According to the decision of the Board of Directors, the Company may acquire not more than 16,400,000 of own shares.

The shares will be acquired in public trading on the Helsinki Stock Exchange at the prevailing market price at the time of purchase using the Company’s non-restricted equity. The purchase price for the shares will be paid according to the applicable rules of the Helsinki Stock Exchange.

In accordance with the authorisation, the shares will be acquired to be used for financing of corporate acquisitions and investments or other business operations and as part of the company’s incentive programs, or to be held by the company, relinquished or invalidated.

The share buyback will be started on 29 August 2007 at the earliest and completed before 27 September 2008.

For further information, please contact:

Mr Juha Mäkelä, General Counsel, +358 204 15 0407

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations